

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Spyros Capralos
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str. Maroussi
15124, Athens, Greece

> **Re:** **Star Bulk Carriers Corp.**
> **Registration Statement on Form F-3**
> **Filed April 12, 2012**
> **and Documents Incorporated by Reference**
> **File No. 333-180674**

Dear Mr. Capralos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1. Please provide us with a sufficiently detailed analysis explaining why Mr. Pappas is not an underwriter. Alternatively, please revise to name Mr. Pappas as an underwriter.

Outside Cover Page of Registration Statement

2. Please advise us of the basis of your reliance on Rule 415(a)(6) of the Securities Act to register unsold securities previously registered on Form F-3 under File Number 333-156843. It appears that you filed the new registration statement more than 3 years after the initial effective date of the previous registration statement of February 17, 2009.

3. Notwithstanding the above comment, to the extent that you are eligible to rely on Rule 415(a)(6), please revise to identify the amount of unsold securities included in this registration statement pursuant to Rule 415(a)(6) of the Securities Act.

Prospectus Summary, page 1

4. We note the third and fourth paragraphs on page 13 of your Form 20-F filed March 27, 2012. Please revise here to discuss that as of December 31, 2011 the ratio of the market value of your mortgaged vessels to outstanding borrowings fell below minimum ratios.

Signatures, page 49

5. Please revise the second half of the signature block for each co-registrant to include the language "[p]ursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated" and so that it is signed by the principal executive officer, principal financial officer, principal accounting officer or controller and at least a majority of the board of directors.

Part II

Exhibit 5.1

6. Please revise to have counsel opine that that each guarantee will be the binding obligation of its guarantor.

7. Please confirm that counsel will file an unqualified opinion at each takedown.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 4

If our vessels call on ports located in countries that are subject to restrictions, page 10

8. We note that the risk factor no longer includes the statement "[a]lthough we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance... ," which appeared in your 2010 Form 20-F. Please tell us why you have deleted the statement.

9. You state that the Comprehensive Iran Sanctions Accountability and Divestment Act "expands the application of the prohibitions" of the "former" Iran Sanctions Act to non-U.S. companies, such as your company. In future filings please revise the disclosure to remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, ISA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: <u>Via E-mail</u>
        Robert E. Lustrin, Esq.
        Seward & Kissel LLP